Boundless Bio, Inc.

9880 Campus Point Drive, Suite 120

San Diego, CA 92121

March 25, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Boundless Bio, Inc.

Registration Statement on Form S-1, as amended

File No. 333-277696

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Boundless Bio, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on March 27, 2024, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

BOUNDLESS BIO, INC.

By:	/s/ Zachary D. Hornby
Zachary D. Hornby
President and Chief Executive Officer

cc:	Zachary D. Hornby, Boundless Bio, Inc.

Jami Rubin, Boundless Bio, Inc.

Jessica Oien, Boundless Bio, Inc.

Cheston J. Larson, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP